UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited
Date:	October 31, 2007	By:	/s/ Kang Xin
			Name:	Kang Xin
			Title:	Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated October 30, 2007, entitled “CNOOC Ltd. Stable Operation Result in Q3 with Increased Overseas Production”.

Exhibit 99.1

FOR IMMEDIATE RELEASE

CNOOC Ltd. Stable Operation Result in Q3 with Increased Overseas Production

(Hong Kong, October 30, 2007) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company") announced today that all operations are going stably in the third quarter. The Company increased its net daily production to 476,937 barrels of oil equivalent (BOE). The total un-audited revenue was RMB18.26 billion (approximately US$2.41 billion) and the un-audited oil and gas revenue for the third quarter reached RMB18.16billion (approximately US$2.39 billion).

In the third quarter, the Company achieved a total net daily production of 476,937 barrels of oil equivalent (BOE), an increase of 3.8% from the same period in 2006. Offshore China production of 417,482 BOE remains almost the same level as for the same period in 2006.

Natural gas production rose 17.9% compared with the same period last year.  The daily net production reached 595 million cubic feet.

In the period, the overseas oil and gas net production rose substantially. Compared with the same period last year it has increased by 43%, reached 59,455 BOE per day. Crude oil and liquids production was up by 19.6% and net gas production increased by 58.3%, which was mainly attributable to the production from North West Shelf LNG Project (NWS project) in Australia

The average realized oil price was US$67.37 per barrel, a YOY increase of 9.0% in the third quarter. The Company’s realized gas price was US$3.42 per thousand cubic feet, a slight increase from the same period last year.

The Company’s exploration capital expenditures increased 42.0% to RMB1,183 million (approximately US$156 million) as a result of the continuous intensified exploration activities. One new independent discovery, Panyu 10-2, was made offshore China and eleven appraisal wells were completed successfully. The company has gained more confidence in the potential reserves of the oil and gas structures, such as Jinzhou 25-1, Jinxian 1-1 and Weizhou 11-7.

Mr. Fu Chengyu, Chairman and Chief Executive Officer comments, “Within this period, the company has achieved remarkable progress in line operations. We’re encouraged by strong growth in natural gas production and the overseas production. The success of completing eleven appraisal wells, is not only as a great support for the further expansion of the company’s reserve base, even more it is a strong prove for CNOOC Ltd.’s effectiveness and efficiencies in exploration operation. In the next few months, the company will keep on its hard works, in order to fulfill the 2007 goals.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 29, 2007.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Account Manager
Ketchum Hong Kong
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com